Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT

Authorized Capital Stock

The Company is authorized to issue 990,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of Series A Preferred Stock, par value $0.001 per share.

Voting Rights

Each share of common stock entitles the holder thereof to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders.

Each share of Series A Preferred Stock is entitled to one vote for each share of common stock into which such Series A Preferred Stock could then be converted, on an as-converted basis. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Original Issue Price of the Series A Preferred Stock by the Series A Conversion Price applicable to such share in effect on the date the certificate is surrendered for conversion. The initial Series A Conversion Price shall be $0.00001 per share and the Original Issue Price shall be $0.001 per share for the Series A Preferred Stock. All shares of Series A Preferred Stock have no preemptive or subscription rights, and no redemption, sinking fund, or conversion provisions.

Holder(s) of 33 1/3 percent of the outstanding shares of the Company’s common voting stock, present in person or represented by proxy, shall constitute a quorum for transaction of business at any meeting of the stockholders. If a quorum exists, action on a matter, other than the election of directors and unless a different vote is required by express provisions of Nevada law, is approved if the votes cast favoring the action exceed the votes cast opposing the action.

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Dividends

The holders of shares of common stock of the Company are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend or otherwise authorized any cash or other distribution with respect to the shares of our common stock and does not anticipate declaring a dividend in the foreseeable future.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

Other Rights and Preferences

Our common stock has no preemptive or subscription rights, and no redemption, sinking fund, or conversion provisions.

Fully Paid and Nonassessable

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Transfer Agent

The transfer agent and registrar for our common stock is Empire Stock Transfer Inc., 1859 Whitney Mesa Dr., Henderson, NV 89014.

Other Securities

As of the date of this filing, we do not have any debt securities, warrants or options outstanding.